Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. Announces 2023 Total Revenue of $13,326,824

Vancouver, B.C. Canada, April 25, 2024 – Kidoz Inc. (TSXV:KIDZ) (the “Company”), mobile AdTech developer and owner of the market-leading Kidoz Contextual Ad Network (www.kidoz.net), the Kidoz Publisher SDK and the Kidoz COPPA Privacy Shield, announced today its audited financial results for the year ended December 31, 2023. All amounts are presented in United States dollars and are in accordance with United States Generally Accepted Accounting Principles.

Financial highlights from fiscal 2023 include:

●	Total Revenue of $13,326,824 a decrease of 12% over fiscal 2022 Total Revenue of $15,097,056
●	Direct Ad Tech Advertising Revenue of $11,879,425 a decrease of 18% over Direct Ad Tech Advertising Revenue of $14,425,918 for fiscal 2022.
●	Programmatic Ad Tech Advertising Revenue of $1,223,392, an increase of 239% over Programmatic Advertising Revenue of $361,394 for fiscal 2022.
●	Sales and Marketing expenditure of $1,268,218, an increase of 22% from $1,039,713 in fiscal 2022
●	Non-Capitalized R&D expenditures of $2,999,079, an increase of 20% from $2,496,877 in fiscal 2022.
●	Net loss after tax of ($2,012,056), compared to a net loss after tax ($1,347,113) in fiscal 2022.
●	Adjusted EBITDA of ($891,166) compared to Adjusted EBITDA of ($231,395) in fiscal 2022.
●	Cash of $1,469,224 and working capital of $3,220,646 as at December 31, 2023, compared to cash of $2,363,530 and working capital of $4,147,176 as at December 31, 2022.
●	Free Cash Flow as at December 31, 2023, of ($824,640) compared to Free Cash Flow of $433,745 as at December 31, 2022.

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov or the Kidoz Inc. corporate website at https://investor.kidoz.net or the www.sedarplus.com website.

“As the unprecedented digital advertising boom attributed to the end of the pandemic began to normalize in 2023, the ad tech industry faced a year of recalibration, with businesses adapting to post-pandemic consumer behaviors.” stated Jason Williams, Kidoz CEO. “Against this backdrop, the Kidoz contextual network for reaching kids and families on mobile devices continued to experience strong usage and continues to be adopted by new apps at a rapid pace. While mobile in-app media continues to have a strong place for brands reaching children, brands in the wider market have yet to enact full media strategies that include mobile gaming inventory. Tests are happening and plans are being built, but full scale buying by brands on mobile games has not started,” continued Williams.

“We believe that positive distortions in the overall advertising market in fiscal 2022 existed due to COVID and then started to return to normal in fiscal 2023. It is our opinion that the 2023 decrease in total revenue over fiscal 2022 is due to this overall weakness in the general advertising market and the loss of some campaigns from fiscal 2022 which did not renew in fiscal 2023. However, the strong increase in our programmatic advertising revenue due to our active promotion of this revenue stream, our new technologies, and the growing strong demand for programmatic advertising in the overall market, partially offset this decline.”

“Furthermore, while the focus of the Company continues to be in the development and expansion of the Kidoz Safe Ad Network, we expended considerable resources developing our technology to expand into new markets that include teens and families. These new technologies and processes continue to develop as do many conversations with leading brands who are interested in the power of mobile media given its strong performance metrics and ability to feature rich media creatives. The Company continued to invest throughout 2023, increasing its overall staff slightly to 43 at December 31, 2023, plus adding seven new sales partnerships throughout the world, in anticipation of a return to growth in 2024 and future years, as mobile digital advertising continues to develop.”

“Historically, large, kids focused brands reached consumers through traditional media channels utilizing television, radio, and print to communicate their messages. In the rapidly evolving landscape of digital advertising, Kidoz is at the forefront of transforming how major brands connect with their youngest audiences by enabling their message to reach their audience, contextually and safely via mobile digital devices.”

“Additionally, 2023 continued to see expanded focus on legislative measures, in America and Europe, aiming to strengthen online child privacy which we believe will further propel Kidoz forward in terms of usage and media sales. We are pleased with the Company’s performance throughout 2023 to help recover from the challenges earlier in the year,” stated Jason Williams, Kidoz CEO. “Kidoz continues to make great strides in the advancement of our technology and innovation of our tools and processes which enables the Company to differentiate itself from the competition and capture a large share of the mobile brand and performance advertising market directed at kids and families.”

“Management believes 2024 will be a strong year of growth for the Company,” concluded Jason Williams, Kidoz CEO.

The following tables present our unaudited consolidated quarterly results of operations for each of our last four quarters. This data has been derived from unaudited consolidated financial statements that have been prepared on the same basis as the annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements.

	Three Months Ended
	December 31, 2023	September 30 2023	June 30 2023	March 31 2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	$6,030,546	$2,808,354	$2,814,239	$1,673,685

Cost of sales	4,059,852	1,754,540	1,574,659	1,003,716
Gross profit	1,970,694	1,053,814	1,239,580	669,969

Operating expenses and other income / (expenses)	(1,522,994)	(1,565,244)	(1,553,484)	(1,540,377)
Provision for doubtful receivables	(1,427)	(83,525)	-	-
Stock awareness program	(3,996)	(29,567)	(55,820)	(56,917)
Depreciation and amortization	(139,945)	(139,816)	(139,692)	(139,287)
Income (Loss) before income taxes	302,332	(764,338)	(509,416)	(1,066,612)

Income tax recovery (expense)	25,978	-	-	-
Income (Loss) after tax	$328,310	(764,338)	(509,416)	(1,066,612)

Basic and diluted Income (loss) per share	$0.00	$(0.01)	$(0.00)	$(0.01)

Weighted average common shares, basic	131,304,499	131,304,499	131,304,499	131,307,560
Weighted average common shares, diluted	131,304,499	131,304,499	131,304,499	131,307,560

CAUTION REGARDING NON-GAAP FINANCIAL MEASURES

This press release refers to “Adjusted EBITDA” which is a non-GAAP financial measure that does not have a standardized meaning prescribed by GAAP. Adjusted EBITDA is not presented in accordance with, or as an alternative to, GAAP financial measures and may be different from non-GAAP measures used by other companies. These non-GAAP measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”). We encourage investors to review the GAAP financial measures included in the last Quarterly Form 6-K, including our unaudited consolidated financial statements, to aid in their analysis and understanding of our performance and in making comparisons.

We use Adjusted EBITDA internally to evaluate our performance and make financial and operational decisions that are presented in a manner that adjusts from their equivalent GAAP measures or that supplement the information provided by our GAAP measures. Adjusted EBITDA is defined by us as EBITDA (net income (loss) plus depreciation expense, amortization expense, interest, stock-based compensation and impairment of goodwill), further adjusted to exclude certain non-cash expenses and other adjustments. We use Adjusted EBITDA because we believe it more clearly highlights business trends that may not otherwise be apparent when relying solely on GAAP financial measures, since Adjusted EBITDA eliminates from our results specific financial items that have less bearing on our core operating performance.

Our Adjusted EBITDA is reconciled as follows:

	Twelve Months Ended December 31, 2023	Twelve Months Ended December 31, 2022	Three Months Ended December 31, 2023	Three Months Ended December 31, 2022

Net Income (loss)	$(2,012,056)	$(1,347,113)	$328,309	$419,380
Less:
Depreciation and amortization	558,740	557,267	139,945	139,525
Interest and other income	(1,049)	(185)	(6)	(7)
Stock awareness program	74,112	36,191	18,371	9,857
Stock-based compensation	515,116	696,248	130,928	170,527
Gain on derivative liability – warrants	(51)	(23,314)	-	34
Income tax (recovery) expense	(25,978)	(150,489)	(25,978)	(150,484)
Adjusted EBITDA	$(891,166)	$(231,395)	$591,569	$588,832

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov or the Kidoz Inc. corporate website at https://investor.kidoz.net or on the https://www.sedarplus.com website.

About Kidoz Inc.

Kidoz Inc. (TSXV:KIDZ) (www.kidoz.net) mission is to keep children safe in the complex digital advertising ecosystem. Kidoz has built the leading COPPA & GDPR compliant contextual mobile advertising network that safely reaches hundreds of millions of kids, teens, and families every month. Google certified, and Apple approved, Kidoz provides an essential suite of advertising technology that unites brands, content publishers and families. Trusted by Mattel, LEGO, Disney, Kraft, and more, the Kidoz Contextual Ad Network helps the world’s largest brands to safely reach and engage kids across thousands of mobile apps, websites and video channels. The Kidoz network does not use location or PII data tracking commonly used in digital advertising. Instead, Kidoz has developed advanced contextual targeting tools to enable brands to reach their ideal customers with complete brand safety. A focused AdTech solution provider, the Kidoz SDK and Kidoz COPPA Shield have become essential products in the digital advertising ecosystem.

Prado Inc. (www.prado.co), a separate but fully owned subsidiary of Kidoz Inc., is based on the Kidoz technology and provides a mobile SSP (Supply-side Platform), DSP (Demand-side Platform) and Ad Exchange platform to brand advertisers across a variety of industries. Employing a contextual targeting approach within the in-app universe, Prado can achieve high impact results for brand partners within this powerful media inventory.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 25, 2024, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163